SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.
--------------------------------------------
             In the Matter of               :
EASTERN EDISON COMPANY                      :
   Brockton, Massachusetts                  :
BLACKSTONE VALLEY ELECTRIC COMPANY          :
   Lincoln, Rhode Island                    :
NEWPORT ELECTRIC CORPORATION                :
   Middletown, Rhode Island                 : Certificate of Notification
EUA SERVICE CORPORATION                     :     Pursuant to Rule 24
   Boston, Massachusetts                    :
EUA OCEAN STATE CORPORATION                 :
   Boston, Massachusetts                    :
MONTAUP ELECTRIC COMPANY                    :
   Boston, Massachusetts                    :
               (70-8713)                    :
(Public Utility Holding Company Act of 1935):
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     Eastern Edison Company ("Eastern Edison"), Blackstone Valley
Electric Company ("Blackstone"), Newport Electric Corporation ("Newport"), EUA Service Corporation ("Service"), EUA Ocean State Corporation ("Ocean State") and Montaup Electric Company ("Montaup"), subsidiaries of Eastern Utilities Associates ("EUA"), a registered holding company, in accordance with the Orders of the Securities and Exchange Commission entered in the above matter on December 19, 1995 hereby certify pursuant to Rule 24 that they have issued and sold short term notes to banks as follows:


EASTERN EDISON COMPANY
Fleet Bank
      Week Ending          Total Borrowings          Range of Rates

       07/06/97               5,491,000              5.6900 - 6.1300
       07/13/97               4,126,000              5.6300 - 5.7500
       07/20/97               3,661,000              5.6300 - 5.8800
       07/27/97               1,286,000              5.6900 - 5.8100
       07/31/97               3,331,000              5.8100 - 6.1300

       08/03/97               3,921,000                  6.0000
       08/10/97               3,701,000              5.6900 - 5.8100
       08/17/97               4,691,000              5.8100 - 5.9400
       08/21/97               2,296,000              5.7400 - 5.8600

Bank of New York

       07/06/97               7,000,000              5.6600 - 6.2200
       07/13/97               7,000,000              5.6600 - 5.7800
       07/20/97               7,000,000              5.6600 - 5.9100
       07/27/97               7,000,000              5.6600 - 5.7900
       07/31/97               3,000,000              5.8500 - 6.1600

       08/03/97               3,000,000                  5.9700
       08/10/97               3,000,000              5.6600 - 5.7900
       08/17/97               9,000,000              5.7900 - 5.9100
       08/21/97               9,000,000              5.6600 - 5.7800


BLACKSTONE VALLEY ELECTRIC COMPANY
Fleet Bank
      Week Ending          Total Borrowings          Range of Rates

       07/06/97               5,725,000              5.6900 - 6.1300
       07/13/97               4,730,000              5.6300 - 5.7500
       07/20/97               3,590,000              5.6300 - 5.8800
       07/27/97               1,585,000              5.6900 - 5.8100
       07/31/97               1,120,000              5.8100 - 6.1300

       08/03/97               3,120,000                  6.0000
       08/10/97               4,060,000              5.6900 - 5.8100
       08/17/97               4,305,000              5.8100 - 5.9400
       08/21/97               2,820,000              5.7400 - 5.8600

Bank of New York

       07/06/97               2,000,000              5.6600 - 6.2200
       07/13/97               2,000,000              5.6600 - 5.7800
       07/20/97               2,000,000              5.6600 - 5.9100
       07/27/97               2,000,000              5.6600 - 5.7900
       07/31/97               2,000,000              5.8500 - 6.1600

       08/03/97               2,000,000                  5.9700
       08/10/97               2,000,000              5.6600 - 5.7900
       08/17/97               3,000,000              5.7900 - 5.9100
       08/21/97               3,000,000              5.8600 - 5.9375

NEWPORT ELECTRIC CORPORATION
Fleet Bank
      Week Ending          Total Borrowings          Range of Rates

       07/06/97               4,963,000              5.6900 - 6.1300
       07/13/97               4,698,000              5.6300 - 5.7500
       07/20/97               3,353,000              5.6300 - 5.8800
       07/27/97               3,198,000              5.6900 - 5.8100
       07/31/97               3,418,000              5.8100 - 6.1300

       08/03/97               3,718,000                  6.0000
       08/10/97               3,473,000              5.6900 - 5.8100
       08/17/97               4,258,000              5.8100 - 5.9400
       08/21/97               3,868,000              5.7400 - 5.8600


EUA OCEAN STATE
Fleet Bank
      Week Ending          Total Borrowings          Range of Rates

       07/06/97               3,663,000              5.6900 - 6.1300
       07/13/97               3,663,000              5.6300 - 5.7500
       07/20/97               2,318,000              5.6300 - 5.8800
       07/27/97               3,238,000              5.6900 - 5.8100
       07/31/97               3,238,000              5.8100 - 6.1300

       08/03/97               3,253,000                  6.0000
       08/10/97               3,253,000              5.6900 - 5.8100
       08/17/97               2,553,000              5.8100 - 5.9400
       08/21/97               2,553,000              5.7400 - 5.8600


     The foregoing borrowings were steps in the consummation of a series of transactions during the period ending September 30, 1997 in accordance with the terms and conditions of and for the purposes represented by, the joint application-declaration, as amended, as filed in said matter and the Orders with respect hereto.

                                 EASTERN EDISON COMPANY
                                 BLACKSTONE VALLEY ELECTRIC COMPANY
                                 NEWPORT ELECTRIC CORPORATION
                                 EUA SERVICE CORPORATION
                                 EUA OCEAN STATE CORPORATION
                                 MONTAUP ELECTRIC COMPANY


                                 By:  Clifford J. Hebert, Jr.
                                      Treasurer
Date:  November 14, 1997